

July 12, 2021

Randall M. Chesler
President and Chief Executive Officer
Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, MT 59901

      Re: Glacier Bancorp, Inc.
            Registration Statement on Form S-4
            Filed July 2, 2021
            File No. 333-257662

Dear Mr. Chesler:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact John Stickel at 202-551-3324 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance